

December 9, 2011

<u>Via E-Mail</u>
Thomas J. Nimbley
Chief Executive Officer
PBF Energy Inc.
One Sylvan Way
Parsippany, New Jersey 07054

> **Re:** **PBF Energy Inc.**
> **Registration Statement on Form S-1**
> **Filed November 14, 2011**
> **File No. 333-177933**

Dear Mr. Nimbley:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Where a comment on disclosure in one location also relates to disclosure which appears elsewhere, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the marked version of the amended filing where the responsive disclosure is located. This will expedite our review of the filing.

2. Please update all disclosure to the latest practical date. For example, and without limitation, please provide updated disclosure regarding the status of your negotiations with your lenders to increase your ABL Revolving Credit Facility in size. Please also fill in all blanks other than the information that Rule 430A permits you to omit. As an example, we note the historical payments and charges you currently omit from the

"Certain Relationship and Related Transactions" disclosure at page 132. You may use brackets to identify information that is subject to change prior to effectiveness.

3.   We will process your amendment without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.

4.   Please advise us regarding the status of your application to list on the New York Stock Exchange, and provide updated disclosure as appropriate.

5.   Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a telephone call, from FINRA, stating that FINRA has completed its review and has no additional concerns with respect to the proposed underwriting arrangements.

6.   We note that you have filed a confidential treatment request with regard to omitted portions of certain of your exhibits to your registration statement. We will issue in a separate letter any comments related to that request. Our review of your Form S-1 will not be complete and you will not be in a position to request accelerated effectiveness for the registration statement until all outstanding issues, including the request, have been resolved.

7.   Please send us the supporting documentation for all of the statistical and similar claims you make in your prospectus. For example, we refer you to the claims on page 2 regarding the number of operating domestic refineries and the related capacity. We also note your claim at page 97 that your refineries are "the two most complex" on the East Coast. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the claims you make in your prospectus. In addition, please tell us whether your source material is publicly available, and whether you paid any compensation for the receipt of such information.

8.   Similarly, if you retain the assertion that you are "one of the leading independent petroleum refiners," etc., which appears throughout your document, please revise to clarify in context how you define leading for that purpose. We note that you began operations relatively recently and that you assert at page 4 that you are the "fourth largest independent refiner in the United States." With a view toward possible disclosure, also provide us with details regarding the market share and position to which you refer at the top of page 6.

Table of Contents, page i

9.   You state that the disclosure you provide (emphasis added) is "accurate only as of the date of this prospectus," which does not appear to be appropriate. Please revise accordingly.

Our History and Acquisitions, page 1

10.   We note your presentation of a "potential EBITDA" measure related to the Delaware City refinery in the second paragraph on page 2 and fifth paragraph on page 100. We expect that you will need to modify your filing to conform with the non-GAAP disclosure requirements of Rule 10(e) of Regulation S-K. However, you may also need to comply with the pro forma requirements in Rules 11-01 and 11-02 of Regulation S-X or the financial forecast requirements in Rule 11-03 of Regulation S-X and Item 10(b) of Regulation S-K. Please advise us of your intent in computing this measure and revise your presentation accordingly.

Risk Factors, page 16

11.   Please eliminate text which mitigates the risks you present, including some of the clauses that precede or follow "although," "while," or "however." For example, we refer you the sentences which begin "We are not currently aware of any information" (page 19) and "These supply and offtake arrangements minimize the amount of our in-transit inventory and reduce the volatility" (page 20). Also, state the risk plainly and directly, rather than indicating that you cannot assure the reader or that there is no assurance about a particular outcome.

12.   Similarly, eliminate from this section extraneous detail, like the bullet list on page 17, and generic risks which apply to all public companies, such as the factor captioned "We will incur increased costs as a result of operating as a public company." Your risks should be concise and narrowly tailored to describe the particular risks you face.

We rely on our crude oil supply agreements, page 20

13.   Please revise to identify the customers which purchased the amounts you list under "Concentration Risk" at page 85.

We may incur significant liability, page 26

14.   At page 68, you state that the majority of Paulsboro revenues are generated off NYH-based market prices. If the new Low-Sulfur Heating Oil mandate you reference in this risk factor might have a material impact on any of your sales from Paulsboro or some other segment of your operations, please revise to explain briefly the reasons for the potential impact.

Industry and Market Data, page 41

15.   We note your statements indicating that there is no assurance "as to the accuracy or completeness of the included information" and that you cannot assure the reader of that information "or management's estimates or assumptions." Under the federal securities

laws, you are responsible for all information contained within your registration statement and you should not include language that suggests otherwise. Please revise or eliminate these statements accordingly.

Organizational Structure, page 42

16.   Where you discuss the exchange agreement, please describe in greater detail the "customary conversion rate adjustments" and disclose whether there are any provisions for mandatory conversion.

Use of Proceeds, page 46

17.   We note your disclosure that you intend to use a portion of the net proceeds for general corporate purposes, including potentially to repay outstanding indebtedness. Please note that you will need to disclose this capital allocation in greater detail, depending on the materiality of the amounts involved. Briefly discuss the principal reasons for the offering at this time. See generally Item 504 of Regulation S-K; see Instruction 4 if you determine to repay outstanding indebtedness.

Management's Discussion and Analysis of Financial Condition, page 63

18.   We note that you provide a table of market indicators and key operating information for Predecessor Paulsboro on page 74. Please explain how you have taken these indicators and operating comparisons into consideration when drafting your MD&A for subsequent periods; it should be clear why you do not provide a similar table for each of your refineries subsequent to your acquisition.

Industry Overview, page 88

19.   Please enlarge the font for the text which appears in the charts appearing on pages 94, 101, 103 and 105, as currently portions of these graphics are not legible.

Management, page 110

20.   Please provide complete five-year sketches which retain no gaps or ambiguities regarding the time that positions began or ended during the period. Refer to the sketches for Messrs. Allen and Wizel, for example. Also identify the principal business for each employer during the past five years, for example in the sketch for Mr. Dill. Lastly, disclose the family relationship between Messrs. Lucey, which appears to be that of father and son, based on the last paragraph in the biography section.

Executive Compensation, page 115

Annual Incentive Plan, page 116

21.   We note your disclosure that for 2011, the cash incentive plan was established using minimum earnings thresholds with graduated increments. Please discuss how difficult or likely it will be for the company to achieve the earnings thresholds. See Instruction 4 to Item 402(b) of Regulation S-K. Also disclose whether you have any policy in place regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award of payment. See Item 402(b)(2)(viii) of Regulation S-K.

Equity Compensation, page 117

22.   Please revise your disclosure to explain how your board of directors determined the equity compensation amounts described in this section. Disclose the extent to which the amounts awarded reflect aspects of each individual officer's performance. See Item 402(b)(2)(vii) of Regulation S-K.

23.   We note your stated emphasis on aligning the interests of your named executive officers and your other equity holders. Please disclose whether the company has any equity ownership requirements or guidelines, as well as any policy regarding hedging the economic risk of such ownership. See Item 402(b)(2)(xiii) of Regulation S-K.

Certain Relationships and Related Transactions, page 128

24.   If appropriate, add new risk factor disclosure to explain to the reader that the "standing pre-approval" referenced in the last paragraph on page 133 would allow for, among other things, consulting contracts valued at up to $999,999 with entities wholly owned by executive officers. In the alternative, explain to us why that is not the case.

Lock-up Agreements, page 148

25.   Disclose whether there are any intentions or any agreements, tacit or explicit, regarding the possible early release of locked-up shares

Financial Statements of PBF Holding Company LLC, pages F-5 and F-61

26.   We expect you will need to provide pro forma tax and EPS data on the face of your statements of operations, assuming the reorganization of PBF Energy Inc into a holding corporation, and the creation of the New Holding Units. Similarly, it appears you will need to provide a pro forma balance sheet alongside your historical balance sheet to reflect the purchase of New Holdings Units by PBF Energy, without giving effect to

offering proceeds. Please ensure that you have adequately considered the guidance in SAB Topic 1:B.1.IRQ 3, B.2 and B.3.

27.   Please update your interim financial statements, and the related pro forma presentations, to comply with Rule 3-12 of Regulation S-X.

28.   Please separately disclose in the notes to your financial statements the revenue attributable to your sales of gasoline products, diesel products, jet fuel products, lubricants, petrochemicals, and asphalt, pursuant to FASB ASC 280-10-50-40.

Exhibits

29.   Please file all omitted exhibits, including counsel's opinion, as soon as practicable. In addition, please file the form of lock-up agreement, which you reference in your filing.

30.   With regard to the asset purchase agreement filed as Exhibit 10.1, please confirm that the version filed via EDGAR is an accurate copy of the signed version of the agreement. We refer you to the caption for Section 1.4 as it appears in the index as compared with the actual caption and contents of that section, for example.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay at (202) 551-3812 or Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter at (202) 551-3317 or Timothy S. Levenberg at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director